Exhibit 3

Notice to U.S. Shareholders

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

October 24, 2013

Otaki Gas Co., Ltd.

661 Mobara, Mobara-shi, Chiba Japan

Hitoshi Watabe, President and

Representative Director

NOTICE OF THE RESOLUTIONS ADOPTED AT THE EXTRAORDINARY

GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

This is to inform you of the resolutions adopted at the Extraordinary General Meeting of Shareholders of Otaki Gas Co., Ltd. (hereinafter referred to as “the Company”), held yesterday, as follows:

Proposal 1. Approval of the Plan for the Joint Share Transfer between the Company and Kanto Natural Gas Development Co., Ltd.

The proposal was approved, as proposed.

It was resolved that the wholly owning parent company “K&O Energy Group Inc.” (hereinafter referred to as “K&O”) will be incorporated by allotting 0.4 common shares of K&O for one (1) common share of the Company on January 6, 2014.

Proposal 2. Partial Amendment of the Articles of Incorporation

The proposal was approved as proposed.

The outline of the amendment is indicated under “Partial Amendment of the Articles of Incorporation” below.

Partial Amendment of the Articles of Incorporation

Outline of the Amendment

Because the Proposal 1 was approved and adopted, the shareholders of the Company will be shareholders of the wholly owning parent company K&O, which will be incorporated through the Share Transfer as of January 6, 2014 (tentative), and as a result, K&O will be the only shareholder of the Company.

Accordingly, it will no longer be necessary to set the record date for voting rights in the Ordinary General Shareholders’ Meeting. So, this proposal is to delete the provisions of Article 14 of the Articles of Incorporation and amend it to the effect that, in essence, the shareholder as of the date of the relevant general shareholders’ meeting would be the shareholder who can exercise its voting right at such general shareholders’ meeting.

The resolution of this Proposal shall become effective on December 31, 2013, subject to the condition that the Share Transfer Plan which was approved in the Proposal 1 remains effective until the day before December 31, 2013, and that the Share Transfer Plan is not cancelled by December 31, 2013.

The contents of the amendment are as follows;

(Underline indicate the part to be amended)
Current Articles of Incorporation		Proposed Amendment
(Record date of Ordinary Meeting of Shareholders)

Article 14. The record date for exercise of voting rights for Ordinary Meeting of Shareholders of the Company shall be December 31 of each year.			(Delete)

Article 15. through Article 38	(Omitted)	Article 14 through Article 37	(As existing)

[END]